Mail Stop 0407
      						May 16, 2005

Via U.S. Mail and Fax (912) 598-8776

Mr. Stephen D. Barnhill, M.D.
Chief Executive Officer
Health Discovery Corporation
1116 South Old Temple Road
Lorena, TX 76655

	RE:	Health Discovery Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 333-62216

Dear Mr. Barnhill:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Health Discovery Corporation
May 16, 2005
Page 2

Form 10-KSB for the year ended December 31, 2004

Item 6- Management`s discussion and analysis or plan of operation, page 24

1. In future filings please provide all disclosures required by Item
303 (b) (1) and Item 303 (c) of Regulation S-B.

Notes to financial statements

Note D- Acquisitions

2. We note that the acquisitions of Barnhill Group, LLC and Fractal
Genomics, LLC were accounted for as acquisitions of "assets" rather than acquisitions of "businesses" for the purpose of Item 310 ( c )
and (d ) of Regulation S-B. Using the guidance in Rule 11-01(d) of Regulation S-X, which provides guidance for determining whether an acquisition is a business or not, please tell us why you believe that the acquisitions of Barnhill Group, LLC and Fractal Genomics, LLC were assets acquisitions and therefore you did not need to comply with Item 310 (c) and (d) of Regulation S-B. Your response should address the Assets Purchase and sale agreements filed as Exhibits nos. 10.2 and 10.3 to the Form 10-KSB for the year ended December 31,
2003. Also, please provide us with any other information that would support your position that you did not acquire the businesses of Barnhill Group, LLC and Fractal Genomics, LLC. We may have additional comments after review of your response.

Exhibits 31.2 and 32.2, pages E-99 and E-101

3. We note that the certifications included in the exhibits 31.2 and
32.2 have been signed by Mr. Robert Braswell IV as ""Chief
Administrative officer", however Mr. Robert S. Braswell IV signed the
Form 10-K for the year ended as "Principal Financial and Accounting
Officer, Director". In future filings, please note that your chief financial officer is required to sign the above exhibits.

		* * * * * *


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Health Discovery Corporation
May 16, 2005
Page 3


      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director
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